

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Shannon Okinaka
Executive Vice President, Chief Financial Officer and Treasurer
Hawaiian Holdings Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

      Re: Hawaiian Holdings Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 10, 2022
          File No. 001-31443

Dear Ms. Okinaka:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed February 10, 2022

General

1.   We note that you provided more expansive disclosure in your Corporate Kuleana 2022 Annual Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Corporate Kuleana 2022 Annual Sustainability Report.

Risk Factors, page 11

2.   Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

3.   We note your disclosure on page 25 regarding litigation and regulatory proceedings. Please disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.   We note page 12 of your Corporate Kuleana 2022 Annual Sustainability Report indicates that you engage with airframe and aircraft engine manufacturers to evaluate new low-carbon technologies. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects or tell us why you believe they are not material. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

5.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   •   decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   •   increased demand for services that result in lower emissions than competing products;
   •   increased competition to develop innovative new products that result in lower emissions; and
   •   increased demand for generation and transmission of energy from alternative energy sources.

6.   We note your disclosure on page 22 of your Corporate Kuleana 2022 Annual Sustainability Report regarding physical risks relating to climate change and your disclosure on page 24 of your Form 10-K which references the physical effects of climate change. If material, discuss in greater detail the physical effects of climate change on your operations and results. This disclosure may include the following:
   •   severity of weather, such as floods, hurricanes, sea levels, and extreme fires;
   •   quantification of material weather-related damages to your property or operations;
   •   potential for indirect weather-related impacts that have affected or may affect your customers or suppliers; and
   •   any weather-related impacts on the cost or availability of insurance.
Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

7.   We note your disclosure on pages 24 and 25 regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future

periods.

8.   If material, please discuss any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tony Jeffries